Shire plc Corporate Headquarters: 5 Riverwalk Citywest Business Campus Dublin 24 Ireland www.shire.com

Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

April 25, 2013

Re:	Shire plc Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 25, 2013 File No. 000-29630

Dear Mr Rosenberg,

The following is in response to your comment letter addressed to Mr. Graham Hetherington, Chief Financial Officer of Shire plc (the “Company”) dated April 11, 2013 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).

We have repeated your numbered comments and provided a response to your comments below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of operations for the years to December 31, 2012 and 2011
Product sales, page 51

1.
Regarding changes in product sales, disclosure should quantify the amount of the change due to price versus volume, explain what caused the price or volume change, and discuss the expected effect, if any, of each cause on future results of operations. Please provide us proposed disclosure to be included in future periodic reports to changes in 2012 sales as compared to 2011 for VYVANSE, ADDERALL XR and VPRIV. In this regard, address the following:

•	VYVANSE
o	The amount of change in sales due to the increase in volume and due to the increase in price; and
o	The cause of the increase in prescription demand and growth in the US ADHD market and its expected effect, if any, on future results of operations.
•	ADDERALL XR
o	The expected effect, if any, of the generic competition on future results of operations.
•	VPRIV
o	The cause of the increase in the number of patients on therapy and its expected effect, if any, on future results of operations.

Response:

VYVANSE:
•	The amount of change in VYVANSE sales due to the increase in volume and due to the increase in price:

The Company respectfully proposes to the Staff that, in respect of increases in volume, the Company discloses, on page 51, details of the primary drivers of volume -- US prescription growth and exit market share by product (where such information is available), including VYVANSE, and the growth in the US ADHD market as a whole.

Stocking and/or destocking by wholesalers and retailers can also contribute to volume changes. In 2012, VYVANSE’s net sales were impacted by destocking, but not to a material extent.   The Company therefore believes the qualitative, directional disclosure of destocking, together with quantitative disclosure of prescription and market share growth, is sufficient to allow readers to understand the extent to which increases in VYVANSE net sales have been caused by increases in volume.

When the impact of stocking or destocking is material for the period concerned, the Company has, and will continue to separately disclose this impact in its periodic filings. For example in the Company’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010 the Company disclosed in respect of VYVANSE:

“Product sales growth was partially offset by ….decreases in wholesaler inventories, or “de-stocking”, during 2010 (de-stocking in the nine months to September 30, 2010 was equivalent to $8 million of gross sales compared to stocking of $20 million in the same period in 2009).”

In respect of increases in price, the Company respectfully advises that it is difficult to accurately isolate and report the impact of an increase in the list price of VYVANSE on reported net sales. The impact of list price increases on net sales are typically diluted by, amongst other things, the related effect on the various managed care sales rebates, the discounts required by the complex Medicaid rules as individually governed and applied by the 50 US states, other discount programs in which the Company participates, and fee for service agreements with wholesaler customers. In order to determine the precise impact of a price increase on net sales, the inter-related impact of these factors would need to be calculated on a contract-by-contract and state-by-state basis. This analysis is not carried out by management in the regular course of business, and cannot be completed without excessive time and effort. For certain of the Company’s products, which are sold in multiple territories around the world, the time and effort required to prepare this analysis would be exponentially greater.

Therefore the Company respectfully submits to the Staff that the existing disclosures give readers the information that management believes is most important to allow an understanding of the material causes of the increase in VYVANSE sales and the extent to which such increases are attributable to increases in volume. The Company believes that additional quantitative disclosures about price would not contribute significantly to this understanding.

However, the Company acknowledges that its narrative disclosure in respect of the extent to which price increases contribute to the increase in VYVANSE net sales could be improved, and proposes to enhance its narrative discussion in future filings as follows (deletions to the previous disclosure have been struck through, additions to the previous disclosure have been underlined):

“VYVANSE product sales grew strongly (28%) in 2012 primarily as a result of higher prescription demand, due to growth in the US ADHD market (+9%) and VYVANSE’s share of that market (+0.3 percentage points), and to a lesser extent1 as a result of a price increase taken in 2012.~~These positive factors, together with~~ Less significant drivers included lower sales deductions in 2012, which were more than offset by the effect of higher retailer destocking ~~in 2012~~ compared to 2011 ~~and~~ including the impact of some shipment slippage at the end of the fourth quarter.

1 The actual net effect of price increases on 2012 sales compared to 2011 is difficult to quantify due to the various managed care rebates, Medicaid discounts, other discount programs in which the Company participates and fee for service agreements with wholesaler customers.”

The Company advises the Staff that equivalent disclosure will be provided in future periodic filings for other products for which the Company has reported a material increase in net sales.

•	The cause of the increase in prescription demand and growth in the US ADHD market and its expected effect, if any, on future results of operations:

The Company respectfully advises the Staff that prescription patterns and trends in the US ADHD market are complex and it would be inappropriate to use historical prescription demand and growth patterns to estimate the effect on future sales trends.

While the Company has some understanding of these patterns and trends, the impact these may have on future results of operations is uncertain, and it would therefore be potentially misleading to share its conjectures with readers as formal disclosure.

The Company has disclosed in ITEM 1: Business and the Company’s Risk Factors (in particular the risk factor on page 32 entitled “The Company’s products may not be a commercial success”) that the Company’s future results of operations may be impacted by, amongst other things, the size of the patient populations for the Company’s products and competition from other products.

ADDERALL XR
•	The expected effect, if any, of the generic competition on future results of operations.

The Company respectfully advises the Staff that it has included in ITEM 1A: Risk Factors a specific Risk (on page 33) “Revenues from ADDERALL XR are subject to generic erosion” which informs readers that revenues from ADDERALL XR have declined as a result of generic erosion and could decline further in the future.

The Company has also included in the MD&A (page 48) details of the potential adverse impact of generic competition on the Company’s future results of operations more generally:

“The loss or expiration of patent protection or regulatory exclusivity with respect to any of the Company’s major products could have a material adverse effect on the Company’s revenues, financial condition and results of operations, as generic products may enter the market.”

The Company respectfully submits that, given the competitive and complex ADHD market in which the Company sells ADDERALL XR, it would be speculative and therefore potentially misleading to readers to predict the expected effect of generic competition on ADDERALL XR beyond the Company’s current disclosure.

VPRIV
•	The cause of the increase in the number of patients on therapy and its expected effect, if any, on future results of operations

The increase in the number of patients using VPRIV was driven by two main factors -- first the switch to VPRIV by Type 1 Gaucher disease patients who were previously treated with other approved therapies; and second the initiation of VPRIV therapy for newly diagnosed Gaucher patients.

The Company respectfully proposes to the Staff that it would be speculative and therefore potentially misleading to try to predict future trends of growth or decline in the number of patients using VPRIV, and the impact on future results of operations, given the competitive and complex environment in which the Company sells VPRIV.

The Company proposes to enhance disclosure in future periodic filings to describe the above factors as follows (additions to the previous disclosure have been underlined):

“Reported VPRIV sales growth (20%) was driven by an increase in the number of patients on therapy (comprising both naïve patients and patients switching from other approved therapies).”

Notes to the Consolidated Financial Statements
Note 3. Business Combinations, page F-21

2.
Throughout your footnote, you state that your acquisitions were accounted for as purchase business combinations. Please tell us how using purchase method complies with the acquisition method as described in ASC 805.

Response:

The Company confirms that all business combinations disclosed in the 2012 10-K were accounted for using the acquisition method in accordance with ASC 805. The Company acknowledges that “purchase business combination” is no longer the most appropriate term, and could imply that the acquisition method was not used to account for these transactions.

The Company proposes to amend its language in future periodic filings to clarify our accounting for such business combinations as follows (deletions to the previous disclosure have been struck through, additions have been underlined):

“The acquisition of [FerroKin] has been accounted for as a ~~purchase~~ business combination using the acquisition method.”

Notes to the Consolidated Financial Statements
Note 26. Taxation, page F-54

3.
You are recognizing a US R&D credit in 2012. Please tell us what the R&D credit represents given that the federal US research and development tax credit expired in 2012 and was not retroactively reinstated until January 2, 2013.

Response:

The US R&D credit recognized by the Company in 2012 relates to the IRC Section 45C US Credit for Clinical Testing Expenses for Certain Drugs for Rare Diseases or Conditions ("Orphan Drug Credit"), not the IRC Section 41 US Credit for Increasing Research Activities (“Federal US R&D credit” or “Regular Drug Credit”).

The Orphan Drug Credit was enacted by the Orphan Drug Act of 1983, which unlike the Regular Drug Credit, is a permanent credit that did not require extension by the American Taxpayer Relief Act of 2012 enacted on January 2, 2013.

The benefit associated with the retroactive extension of the Regular Drug Credit for 2012 has been accounted for in Q1 2013 which is the period of enactment.

* * *
The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Graham Hetherington

Graham Hetherington
Chief Financial Officer